Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Incorporation
CAC Development Ltd.	Canada
Canadian Air-Crane Ltd.	Canada
Erickson Air-Crane Malaysia Sdn. Bhd.	Malaysia
European Air-Crane S.p.A.	Italy
Dutch Air-Crane B.V.	The Netherlands
EAC do Brasil Participações LTDA	Brazil
Air Amazonia LTDA	Brazil
EAC Acquisition Corporation	Delaware
Evergreen Helicopters, Inc.	Oregon
Evergreen Equity, Inc.	Nevada
Evergreen Helicopters International, Inc.	Texas
Erickson Transport, Inc.	Alaska